UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Sontra Medical Corporation

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

83568W 40 6 (CUSIP Number)

December 31, 2006

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 83568W 40 6

1.	Names of Reporting Persons I.R.S. Identification No. of above persons (entities only)

Michael R. Wigley
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3.	SEC Use Only

4.	Citizenship or Place of Organization

U.S.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power

187,299 shares
6. Shared Voting Power

16,853 shares
7. Sole Dispositive Power

187,299 shares
8. Shared Dispositive Power

16,853 shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

204,152 shares
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐

11.	Percent of Class Represented by Amount in Row (9)

7.2%
12.	Type of Reporting Person (See Instructions)

IN

CUSIP No. 83568W 40 6

Item 1.	(a)	Name of Issuer:

Sontra Medical Corporation

	(b)	Address of Issuer’s Principal Executive Offices:

10 Forge Parkway, Franklin, Massachusetts 02038

Item 2.	(a)	Name of Person Filing:

Michael R. Wigley

	(b)	Address of Principal Business Office or, if none, Residence:

10 Forge Parkway, Franklin, Massachusetts 02038

	(c)	Citizenship:

U.S.

	(d)	Title of Class of Securities:

Common Stock, $0.01 par value

	(e)	CUSIP Number:

83568W 40 6

Item 3.	If the statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

	(a)	☐ Broker or dealer registered under section 15 of the Exchange Act.

	(b)	☐ Bank as defined in Section 3(a)(6) of the Exchange Act.

	(c)	☐ Insurance company as defined in Section 3(a)(19) of the Exchange Act.

	(d)	☐ Investment Company registered under Section 8 of the Investment Company Act.

	(e)	☐ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

	(f)	☐ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

	(g)	☐ A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

	(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

	(i)	☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

	(j)	☐ Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount Beneficially Owned:

As of December 31, 2006, Michael R. Wigley beneficially owned 204,152 shares of common stock of Sontra Medical Corporation (the “Issuer”) which includes: (i) 38,625 shares that may be acquired by Mr. Wigley within 60 days upon the exercise of stock options, (ii) 16,441 shares held by Mr. Wigley as custodian for the benefit of his children, (iii) 12,353 shares which Mr. Wigley may acquire within 60 days upon the exercise of warrants, (iv) 5,500 shares which may be acquired within 60 days upon exercise of warrants held by Mr. Wigley as custodian for the benefit of his children, and (v) 16,853 shares which may be acquired within 60 days upon exercise of warrants held by corporations of which Mr. Wigley and his wife are majority stockholders.

Mr. Wigley disclaims beneficial ownership of the 21,941 shares held by him as custodian for the benefit of his children.

All share amounts reflect a 1-for-10 reverse stock split of the Issuer’s common stock effected on August 10, 2006.

(b) Percent of class:

7.2%

(c) Number of shares as to which such person has:

(i) Sole power to vote or direct the vote: 187,299 shares

(ii) Shared power to vote or direct the vote: 16,853 shares.

(iii) Sole power to dispose or to direct the disposition of: 187,299 shares

(iv) Shared power to dispose or to direct the disposition of: 16,853 shares.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 8, 2007	/S/ MICHAEL R. WIGLEY
Michael R. Wigley